UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2024
Commission File Number: 001-40850
Exscientia plc
(Translation of registrant’s name into English)
The Schrödinger Building
Oxford Science Park
Oxford OX4 4GE
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:        ☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Annual General Meeting Results

On May 15, 2024, Exscientia plc (the “Company”) held its 2024 annual general meeting of shareholders (the “AGM”). At the AGM, the holders of 86,717,517 votes of the Company’s ordinary shares, which may be represented by American Depositary Shares (“ADSs”), were represented in person or by proxy, constituting a quorum. Voting at the AGM was conducted by way of a poll, and each ordinary share, which may be represented by ADSs, issued and outstanding as of the close of business on the record date was entitled to one (1) vote on each resolution at the AGM.

The following are the voting results for the proposals considered and voted upon at the AGM, each of which was an ordinary resolution requiring a simple majority:

Proposal 1: To receive and adopt the accounts of the Company for the year ended 31 December 2023 together with the reports of the Directors and the auditors thereon

For	Against	Votes Withheld
67,033,226	19,163,063	521,228

Proposal 2: To approve the Directors’ Remuneration Report

For	Against	Votes Withheld
45,428,794	41,191,138	97,585

Proposal 3: To re-appoint David Hallett as a Director of the Company

For	Against	Votes Withheld
67,406,982	19,272,290	38,245

Proposal 4: To re-appoint Ben Taylor as a Director of the Company

For	Against	Votes Withheld
67,299,458	19,379,447	38,612

Proposal 5: To re-appoint PricewaterhouseCoopers LLP as the Company’s auditors

For	Against	Votes Withheld
67,476,803	19,218,682	22,032

Proposal 6: To authorise the Directors of the Company to determine the auditors’ remuneration

For	Against	Votes Withheld
67,464,048	19,194,297	59,172

Based on the foregoing votes, the shareholders approved all of the proposals. The results were in line with the recommendations made by the Company’s board of directors.

The information in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (Registration Nos. 333-278128 and 333-260315).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXSCIENTIA PLC

Date:	May 23, 2024	By:	/s/ David Hallett
			Name:	David Hallett
			Title:	Interim Chief Executive Officer